FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2005

Commission File Number  001-31522

Eldorado Gold Corporation (Translation of registrant's name into English)
1188-550 Burrard Street Bentall 5 Vancouver, B.C. Canada V6C 2B5 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[   ]..... Form 40-F...[.X.]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

NEWS RELEASE	ELD No. 05-15
TSX: ELD AMEX: EGO	September 26, 2005

Eldorado Announces Positive Drill Results from

Tanjianshan Project, China

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado” the “Company” or “we”) is pleased to announce a program update and initial results of the 2005 drill campaign at our newly acquired Tanjianshan project in Qinghai Province, China (ELD No. 05-09).  The Tanjianshan project currently consists of two deposits, Qinlongtan (“QLT”) and Jinlonggou (“JLG”), and is undergoing construction ahead of planned mining in 2006.

The 2005 drill campaign focused on two goals:  delineating extensions to gold mineralization adjacent to existing mineral resources and mineral reserves at QLT and JLG, and area sterilization in planned sites for the mill complex, and the waste rock dumps.  Drilling comprised HQ size core and utilizing three Chinese contractor drill rigs.

The area sterilization program was successfully completed early this summer.   Selected sites for surface infrastructure were confirmed thus allowing site preparation and construction to begin.

Drilling at QLT focused on testing possible extensions to the gold mineralization southward from the main zone.  Results were mixed due to structural complexity in the tested area.  A re-examination of the QLT mineralized horizon identified a stratigraphic model (mineralized calcareous sandstone interlayer between two marble units) explaining the occurrence of the gold mineralization.  This revised interpretation will assist in understanding the displacements across the southern area faults, and lead to the identification of additional drill targets along this prospective trend.

The 52 drill hole program at JLG tested an updated geological interpretation of the area structures and mineralized horizons that connect JLG (main zone) to the adjacent prospects of M7 – Pubugou (see Figure 1 for hole locations).  Two host environments exist for gold mineralization at JLG, relative to a west dipping thrust fault:  upper, moderately to steeply dipping, bedding plane parallel, phyllite hosted mineralization, and lower, gently dipping diorite and phyllite hosted mineralization (see Figure 2).  Mapping and subsequent interpretation of the latter diorite and phyllite horizon helped define an N-S trending antiform in the M7 – Pubugou area.  The antiform model would bring the lower target horizon to sufficiently shallow depths to be considered for open pit extraction. The results of the drilling confirmed the antiform and presence of the lower diorite and phyllite unit.  The drilling also delineated numerous mineralized zones in the target areas predicted.

The following table (Table 1) shows the results from the first 13 holes from the JLG drill holes.  Assays from the additional 39 holes will be released early in Q4 2005.  Please note that the reported assayed intervals are approximately equal to interpreted true widths for the mineralization.

Table 1  Initial Drill Results – Jinlonggou

Hole Number	From (m)	To (m)	Interval (m)	Au g/t
JD147	16.84	20.23	3.39	15.32
Including	18.71	19.28	1.07	38.70
	41.26	48.00	6.74	3.16
JD148	35.78	39.00	3.22	13.53
Including	36.78	37.77	0.99	36.50
	64.32	71.20	6.88	6.75
Including	65.50	66.32	0.82	27.10
	86.00	89.80	3.80	9.00
	114.40	118.32	3.92	3.55
	140.60	144.50	3.90	1.77
JD149	30.19	33.54	3.35	3.56
	57.97	63.74	5.77	11.64
Including	58.54	59.30	0.76	37.70
	73.30	75.64	2.34	11.67
	92.64	95.32	2.68	1.26
JD150	16.30	23.98	7.68	2.35
	35.35	37.92	2.57	40.24
JD151	14.12	16.36	2.24	3.74
	22.10	29.00	6.90	11.57
Including	25.34	26.40	1.06	32.20
	31.30	44.60	13.30	6.32
JD152	37.70	40.15	2.45	5.15
	86.80	94.40	7.60	6.94
JD153	95.00	99.24	4.24	9.27
JD154	87.00	89.00	2.00	14.25
JD155	35.74	39.05	3.31	1.06
	68.95	70.90	1.95	6.21

Hole Number	From (m)	To (m)	Interval (m)	Au g/t
JD 155	133.50	135.50	2.00	4.22
JD156	99.46	100.85	1.39	2.39
JD157	13.90	16.37	2.47	3.07
	39.80	42.00	2.20	1.33
	52.37	56.20	3.83	15.16
	67.90	70.66	2.76	2.99
	91.50	92.80	1.30	3.71
JD158	21.00	23.00	2.00	3.15
	32.15	36.15	4.00	1.50
	90.05	96.80	6.75	11.28
Including	93.05	94.05	1.00	35.20
JD159	55.40	58.74	3.34	3.59
	104.45	106.50	2.05	6.02

Norm Pitcher, Chief Operating Officer commented, “We are very encouraged at the results for JLG which confirm the treatment of JLG and M-7 – Pubugou as a single deposit.  The location and tenure of the delineated mineralization, currently outside the feasibility pit outline, will likely translate to notable additions to the mineral resources at JLG, and the Tanjianshan project as a whole. This success to date supports our belief in the upside potential for the Tanjianshan project. Congratulations to the exploration team in China for their high quality of work.”

Geologic modeling of the new drill information is ongoing and will be incorporated into a new block model during Q4 2005.  Based on the new model an optimized mine plan will be designed and the resources and reserves restated at year end.

Stephen Juras, Ph.D., P.Geo, Manager, Geology is the qualified person for the technical disclosure in this press release.  Samples are prepared at Eldorado’s on-site facility in China and assayed at the SGS facility at Tianjin, China.  Analysis for gold is done on sawn half core samples using fire assay (AA finish) on a 50 g charge. Standard reference materials, blank and field duplicate samples are inserted prior to shipment from site to monitor the quality control of the assay data.  In addition, about 10% of the samples are re-submitted for duplicate analysis at STAR Laboratory in Perth, Australia.

Eldorado Gold Corporation is a gold producing and exploration company actively growing businesses in Brazil, Turkey and China.  With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President and Chief Executive Officer

The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.  These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made

The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource”, “Inferred Mineral Resource” used in this release are Canadian mining terms as defined in accordance with National Instruction 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

For a detailed discussion of resource and reserve estimates and related matters see the Company’s technical reports, including the Annual Information Form and other reports filed under the Company’s name at www.sedar.com.  A qualified person has verified the data contained in this release.

Note to U.S. Investors.  While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC.  As such, information contained in this report concerning descriptions of  mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings.  With respect to “indicated mineral resource” and “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Certain of the statements made herein may contain forward-looking statements within the meaning of Section 1E of the Securities Exchange Act of 1934, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to “Narrative Description of the Business – Risk Factors” in the Company’s Annual Information Form, Form 40-F dated March 30, 2005 for the fiscal year ended December 31, 2004.  Forward-looking statements herein include statements regarding the expectations and beliefs of management.  Such factors included, amongst others the following:  gold price volatility; impact  of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Business - Risk Factors” in the Company’s Annual Information Form and Form 40F dated March 30 ,2005 for the fiscal year ended December 31, 2004.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO).  The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Manager Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

             1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com

TANJIANSHAN GOLD PROJECT

Jinlonggou Drilling Program

(figure 1)

Mine Road
M7
Planned Pit Boundary
Synform Structure
11360 N
11360 N x-section
Pubugou
JD176
JD193
JD168
JD175
JD174
JD172
JD171
JD167
JD169
JD158
JD163
JD178
JD181
JD160
JD161
JD165
JD180
JD159
JD157
JD164
JD156
JD192
JD155
JD152
JD191
JD173
JD189
JD154
JD166
JD148
JD153
JD170
JD151
JD177
JD149
JD147
JD150
JD184
JD183
JD186
JD187
JD188
JD190
JD179
JD182
JD185
Drillholes completed 2004 and before
Drillholes completed 2005
Drillholes planned and In-progress
Pit design
Roads
16100 E
16200 E
16300 E
16400 E
16500 E
16600 E
16700 E
11800 N
11700 N
11600 N
11500 N
11400 N
11300 N
11200 N
11100 N
11000 N
-50
0
50
100

TANJIANSHAN GOLD PROJECT
Jinlonggou Cross Section 11360 N
(figure 2)

eldoradogold

3500 masl
3400 masl
3300 masl
3200 masl
3100 masl
Results pending
JD 170
JD 148
JD 151
3.22m @ 13.53 g/t
2.24m @ 3.74 g/t
6.88m @ 6.75 g/t
6.90m @ 11.57 g/t
13.30m @ 6.32 g/t
3.8m @ 9.00 g/t
3.92m @ 3.55 g/t
3.90m @ 1.77 g/t
T7 Fault
T3 Fault
T2 Fault
F70 Fault
F14 Fault
F1 Fault
Pit Boundary
0 20 40 80
metres
Upper package diorites
Mineralized lower package diorites
Faults
Bedding planes and mineralization
AFCAN drilling 2003/2004
ELDORADO GOLD drilling 2005
16200 mE
16300 mE
16400 mE
16500 mE
16600 mE
16700 mE
16800 mE